Exhibit 99.1

PRESS RELEASE

BROOKFIELD PROPERTY PARTNERS REPORTS

FOURTH QUARTER & FULL-YEAR 2017 RESULTS

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Net Income of $958 Million for the Quarter and $2.5 Billion for the Year;

Company FFO of $286 Million for the Quarter and $1.0 Billion for the Year;

Quarterly Distribution Raised by 7% to $0.315 per Unit

All dollar references are in U.S. dollars, unless noted otherwise.

Brookfield News, February 8, 2018 – Brookfield Property Partners L.P. (NASDAQ: BPY; TSX: BPY.UN) (“the Partnership” or “BPY”) today announced financial results for the quarter and year ended December 31, 2017.

“Today we announced strong financial results for the fourth quarter and full-year 2017 and have now increased Company FFO per unit by 9% annually since the launch of BPY,” said Brian Kingston, chief executive officer. “Consistent with the goals we set out for ourselves at the start of the year, we raised over $2 billion of net equity from asset sales, increased occupancy in our office portfolio, made substantial progress with our diversified development pipeline, and increased the flexibility of our balance sheet. Due to this success, we are pleased to report that our board of directors has approved a 7% increase to our quarterly distribution.”

Financial Results

	Three months ended December 31,		Year ended December 31,
(US$ Millions, except per unit amounts)	2017	2016	2017	2016
Net income(1)	$958	$92	$2,468	$2,717
Company FFO(2)	$286	$268	$1,017	$967

Net income per LP unit(3)	$0.17	$(0.08)	$0.48	$2.30
Company FFO per unit(4)	$0.41	$0.38	$1.44	$1.36

Net income for the quarter ended December 31, 2017 was $958 million ($0.17 per LP unit) versus $92 million ($(0.08) per LP unit) for the same period in 2016. Net income for the year ended December 31, 2017 was $2.47 billion ($0.48 per LP unit) compared with $2.72 billion ($2.30 per LP unit) in 2016.

(1) Consolidated basis – includes amounts attributable to non-controlling interests.

(2) See "Basis of Presentation" and “Reconciliation of Non-IFRS Measures” in this press release for the definition and components.

(3) Represents basic net income attributable to holders of LP units. IFRS requires the inclusion of preferred shares that are mandatorily convertible into LP units at a price of $25.70 without an add-back to earnings of the associated carry on the preferred shares.

(4) Company FFO per unit is calculated based on 703.5 million units and 704.7 million units outstanding for the three and twelve months ended December 31, 2017 (2016 – 710.0 million and 710.8 million), respectively. See reconciliation of basic net income in the "Reconciliation of Non-IFRS Measures" section in this press release.

Company FFO was $286 million ($0.41 per unit) for the quarter ended December 31, 2017 compared with $268 million ($0.38 per unit) for the same period in 2016. Company FFO was $1.02 billion ($1.44 per unit) for the year ended December 31, 2017 compared with $967 million ($1.36 per unit) in 2016. The increase in Company FFO for the quarter and year is primarily attributable to same-property growth in our office operations and net investment activity.

Operating Highlights

Our core office operations generated Company FFO of $148 million for the quarter ended December 31, 2017 compared to $182 million in the same period in 2016 and $592 million for the year ended December 31, 2017 compared to $630 million in 2016. The decreases are primarily attributable to a one-time development fee of $44 million recognized last year as well as the impact of asset sales and the deployment of capital raised into other businesses. These decreases were partly offset by quarter-over-quarter and year-over-year same-property growth of 2.6% and 2.1%, respectively, and positive foreign exchange conversions.

Occupancy in our core office portfolio increased 80 basis points during the fourth quarter, finishing the year at 92.6% on 2.9 million square feet of total leasing, bringing total 2017 leasing activity to 9.7 million square feet. Leases signed in the fourth quarter were at average rents 33% higher than leases that expired in the period.

Our core retail operations generated Company FFO of $158 million for the quarter ended December 31, 2017 compared to $132 million in the comparable period in 2016 and $515 million for the year ended December 31, 2017 compared to $459 million in 2016. The increase in Company FFO over the prior quarter and year periods are primarily attributable to income recognized on property sales at Ala Moana in Honolulu, HI and increased ownership in GGP Inc. (“GGP”) following the settlement of warrants in the fourth quarter.

Core same-property retail occupancy finished the year at 96.2%, with average suite-to-suite rent spreads of 18.2% for leases commencing in 2017 and 2018. Tenant sales (excluding anchors) remained flat at $21.0 billion on a trailing 12-month basis.

Our opportunistic investments generated Company FFO of $99 million for the quarter ended December 31, 2017, compared to $68 million in the comparable period in 2016 and $377 million for the year ended December 31, 2017 compared to $341 million in 2016. The increase in Company FFO over the prior reporting periods was largely a result of new investments in this segment as well as same-property FFO growth in 2017.

	Three months ended December 31,		Year ended December 31,
(US$ Millions)	2017	2016	2017	2016
Company FFO by segment
Core Office	$148	$182	$592	$630
Core Retail	158	132	515	459
Opportunistic	99	68	377	341
Corporate	(119)	(114)	(467)	(463)
Company FFO(1)	$286	$268	$1,017	$967

(1) See "Basis of Presentation" and "Reconciliation of Non-IFRS Measures" below in this press release for the definitions and components.

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Strategic Initiatives

Dispositions

During the fourth quarter, we successfully advanced a number of our capital recycling initiatives:

•	Sold 49% of One Liberty Plaza for $742 million, generating net proceeds of $328 million.
•	Sold two office buildings in Washington D.C. for $186 million ($96 million at BPY’s share).
•	Sold six multifamily properties in the U.S. for $277 million ($77 million at BPY’s share).
•	Sold 13 industrial properties and 3,500 acres of U.S. industrial land for $212 million ($38 million at BPY’s share).

New Investments

The proceeds raised from asset sales were used to invest in our active development pipeline and to fund new acquisitions, including:

•	A 4.2 million-square-foot office portfolio in the Powai district of Mumbai, India for approximately $900 million ($290 million at BPY’s share).
•	Houston Center, a 4.2 million-square-foot office and retail complex in Houston, TX for $825 million ($211 million at BPY’s share).
•	Two office properties totaling 400,000 square feet in San Jose, CA for $128 million ($32 million at BPY’s share).
•	A student housing asset in Aberdeen, UK for £51 million (£13 million at BPY’s share).
•	Majority ownership (88%) in a multifamily property in Orlando, FL powered by Niido – an Airbnb-friendly apartment concept – for $58 million. We expect to invest up to $200 million in other Niido properties in the future.
•	Following quarter-end, a portfolio of 105 extended-stay hotels in the U.S. for $769 million ($197 million at BPY’s share).
•	Following quarter-end, the Renaissance Dupont Circle hotel in Washington, DC for $110 million ($28 million at BPY’s share).

Update on Proposed GGP Acquisition

On November 13, 2017, BPY made a non-binding proposal to acquire all of the outstanding shares of GGP not owned by BPY for consideration of $23 per share, half in cash and half in BPY units, or approximately $14.8 billion in total. We continue to believe that this transaction is in the best long-term interests of both BPY and GGP shareholders, and hope to come to an agreement in the near future with the special committee of GGP’s Board of Directors that is currently considering the proposal.

Balance Sheet Update

To increase our balance sheet flexibility by increasing liquidity and extending the maturity of our debt, we executed on the following financing initiatives during the quarter:

•	Entered into a syndicated facility for A$1.1 billion to fund the remaining construction costs of the Wynyard Place development in Sydney.
•	In our industrial portfolio, refinanced $284 million on existing assets and initiated five new development construction loans for a total of $119 million.
•	Refinanced approximately $237 million of debt associated with core office properties in New York, Washington, D.C. and Toronto.
•	Issued ten million cumulative minimum rate reset Class AAA preference shares, Series II for C$25.00 per share from our office subsidiary for aggregate proceeds of C$250 million. The preference shares will yield 4.85% for the initial five-year, fixed-rate period.

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Unit Repurchase Program

No Limited Partnership Units were acquired during the quarter under the in-place Normal Course Issuer Bid. For the full year, BPY repurchased 5,913,672 LP units at an average price of $22.95 per unit.

Distribution Increase and Declaration

The Board of Directors approved an increase in the Partnership’s quarterly distribution from $0.295 to $0.315 per unit ($1.26 per unit on an annual basis). Accordingly, the Board has declared a quarterly distribution of $0.315 per unit payable on March 29, 2018 to unitholders of record at the close of business on February 28, 2018.

The quarterly distributions are declared in U.S. dollars. Registered unitholders residing in the United States shall receive quarterly cash distributions in U.S. dollars and registered unitholders not residing in the United States shall receive quarterly cash distributions in the Canadian dollar equivalent, based on the Bank of Canada exchange rate on the record date. Registered unitholders residing in the United States have the option, through Brookfield Property Partners’ transfer agent, AST Trust Company (Canada) ("AST"), to elect to receive quarterly cash distributions in the Canadian dollar equivalent and registered unitholders not residing in the United States have the option through AST to elect to receive quarterly cash distributions in U.S. dollars. Beneficial unitholders (i.e., those holding their units in street name with their brokerage) should contact the broker with whom their units are held to discuss their options regarding distribution currency.

Additional Information

Further details regarding the operations of the Partnership are set forth in regulatory filings. A copy of the filings may be obtained through the website of the SEC at www.sec.gov and on the Partnership’s SEDAR profile at www.sedar.com.

The Partnership’s quarterly Letter to Unitholders and Supplemental Information Package can be accessed before the market open on February 8, 2018 at http://bpy.brookfield.com. This additional information should be read in conjunction with this press release.

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Basis of Presentation

This press release and accompanying financial information make reference to net operating income (“NOI”), same-property NOI, funds from operations (“FFO”), Company FFO (“Company FFO”) and net income attributable to unitholders.

Company FFO and net income attributable to unitholders are also presented on a per unit basis. NOI, same-property NOI, FFO, Company FFO and net income attributable to unitholders do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to similar measures presented by other companies. The Partnership uses NOI, same-property NOI, FFO, Company FFO and net income attributable to unitholders to assess its operating results. These measures should not be used as alternatives to Net Income and other operating measures determined in accordance with IFRS, but rather to provide supplemental insights into performance. Further, these measures do not represent liquidity measures or cash flow from operations and are not intended to be representative of the funds available for distribution to unitholders either in aggregate or on a per unit basis, where presented.

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NOI is defined as revenues from commercial and hospitality operations of consolidated properties less direct commercial property and hospitality expenses. As NOI includes the revenues and expenses directly associated with owning and operating commercial property and hospitality assets, it provides a measure to evaluate the performance of the property operations.

Same-property NOI is a subset of NOI, which excludes NOI that is earned from assets acquired, disposed of or developed during the periods presented, or not of a recurring nature, and from opportunistic assets. Same-property NOI allows the Partnership to segregate the performance of leasing and operating initiatives on the portfolio from the impact to performance from investing activities and “one-time items,” which for the historical periods presented consist primarily of lease termination income.

FFO is defined as income, including equity accounted income, before realized gains (losses) from the sale of investment property (except gains (losses) related to properties developed for sale), fair value gains (losses) (including equity accounted fair value gains (losses)), depreciation and amortization of real estate assets, income tax expense (benefit), and less non-controlling interests of others in operating subsidiaries and properties. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income producing properties. The Partnership’s definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO. In addition to the adjustments prescribed by NAREIT, the Partnership also makes adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as certain of its subsidiaries are structured as corporations as opposed to real estate investment trusts (“REITs”). These additional adjustments result in an FFO measure that is similar to that which would result if the Partnership was organized as a REIT that determined net income in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which is the type of organization on which the NAREIT definition is premised. The Partnership’s FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the recognition of lease termination income. FFO provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and interest costs.

Company FFO is defined as FFO before the impact of depreciation and amortization of non-real estate assets, transaction costs, gains (losses) associated with non-investment properties, imputed interest and the FFO that would have been attributable to unitholders’ shares of GGP Inc. (“GGP”), if all outstanding warrants of GGP were exercised. Prior to the third quarter of 2017, the adjustment assumed net settlement of the outstanding warrants. For the third quarter 2017, the adjustment is based on the cash settlement for all applicable warrants to reflect the Partnership’s stated plans for settling the warrants on such a basis. The warrants were exercised in the fourth quarter of 2017. Company FFO, similar to FFO discussed above, provides a performance measure that reflects the impact on operations of trends in occupancy rates, rental rates, operating costs and interest costs. In addition, the adjustments to Company FFO relative to FFO allow the Partnership insight into these trends for the real estate operations, by adjusting for non-real estate components.

Net income attributable to unitholders is defined as net income attributable to holders of general partnership units and limited partnership units of the Partnership, redeemable/exchangeable and special limited partnership units of Brookfield Property L.P. and limited partnership units of Brookfield Office Properties Exchange LP. Net income attributable to unitholders is used by the Partnership to evaluate the performance of the Partnership as a whole as each of the unitholders participates in the economics of the Partnership equally. In calculating net income attributable to unitholders per unit, the Partnership excludes the impact of mandatorily convertible preferred units in determining the average number of units outstanding as the holders of mandatorily convertible preferred units do not participate in current earnings. The Partnership reconciles this measure to basic net income attributable to unitholders per unit determined in accordance with IFRS which includes the effect of mandatorily convertible preferred units in the basic average number of units outstanding.

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Brookfield Property Partners

Brookfield Property Partners is one of the world’s largest commercial real estate companies, with approximately $68 billion in total assets. We are leading owners, operators and investors in commercial real estate, with a diversified portfolio of premier office and retail assets, as well as interests in multifamily, triple net lease, industrial, hospitality, self-storage, student housing and manufactured housing assets. Brookfield Property Partners is listed on the Nasdaq stock market and the Toronto stock exchange. Further information is available at bpy.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management, a leading global alternative asset manager with over $265 billion in assets under management.

Please note that BPY’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found at http://bpy.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Certain of our investor relations content is also available on our investor relations app. To download Brookfield Property Partners' investor relations app, which offers access to SEC filings, press releases, presentations and more, please click https://itunes.apple.com/us/app/brookfield-property-partners/id1052584266?ls=1&mt=8 to download on your iPhone or iPad. To download the app on your Android mobile device, please click https://play.google.com/store/apps/details?id=com.theirapp.brookfield.

Brookfield Contact:

Matthew Cherry

Senior Vice President, Investor Relations and Communications

Tel: (212) 417-7488

Email: matthew.cherry@brookfield.com

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access BPY’s Fourth Quarter and Full-Year 2017 Results as well as the Letter to Unitholders and Supplemental Information on BPY’s website at http://bpy.brookfield.com.

The conference call can be accessed via webcast on February 8, 2018 at 11:00 a.m. Eastern Time at http://bpy.brookfield.com and a replay option will be available following the live call. The conference call can also be accessed by dialing +1 (844) 358-9182 toll-free in the U.S. and Canada or for overseas calls please dial +1 (478) 219-0399, conference ID: 3365699, five minutes prior to the scheduled start of the call. A replay of this call can be accessed by dialing +1 (855) 859-2056 toll-free in the U.S. and Canada or +1 (404) 537-3406 for overseas calls, conference ID: 3365699.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

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Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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CONSOLIDATED BALANCE SHEETS

	Dec. 31,	Dec. 31,
(US$ Millions)	2017	2016
Assets
Investment properties	$51,357	$48,784
Equity accounted investments in properties	19,761	16,844
Property, plant and equipment	5,457	5,357
Participating loan notes	517	471
Financial assets	176	1,294
Accounts receivable and other	4,155	3,774
Cash and cash equivalents	1,491	1,456
Assets held for sale	1,433	147
Total Assets	$84,347	$78,127
Liabilities and Equity
Corporate debt obligations	$1,359	$1,152
Funds subscription facilities	431	828
Asset-level debt obligations	33,402	30,070
Subsidiary borrowings	1,692	1,469
Capital securities	4,165	4,171
Deferred tax liability	2,888	2,455
Accounts payable and other liabilities	3,970	3,760
Liabilities associated with assets held for sale	1,316	61
Total liabilities	49,223	43,966
Equity
Limited partners	7,395	7,536
General partner	6	6
Non-controlling interests attributable to:
Limited partner units of the operating partnership held by Brookfield Asset Management Inc.	14,500	14,523
Limited partner units of Brookfield Office Properties Exchange LP	285	293
Interests of others in operating subsidiaries and properties	12,938	11,803
Total Equity	35,124	34,161
Total Liabilities and Equity	$84,347	$78,127

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CONSOLIDATED STATEMENT OF OPERATIONS

	Three Months Ended Dec. 31,		Twelve Months Ended Dec. 31,
(US$ Millions)	2017	2016	2017	2016
Commercial property and hospitality revenue	$1,515	$1,338	$5,840	$5,185
Direct commercial property and hospitality expense	(707)	(639)	(2,696)	(2,430)
	808	699	3,144	2,755
Investment and other revenue	63	25	295	167
Share of net earnings from equity accounted investments	64	183	961	1,019
	935	907	4,400	3,941
Expenses
Interest expense	(492)	(434)	(1,967)	(1,681)
Depreciation and amortization	(74)	(52)	(275)	(240)
General and administrative expense	(160)	(154)	(614)	(569)
Investment and other expense	(15)	-	(138)	(1)
	194	267	1,406	1,450
Fair value (losses) gains, net	537	(17)	1,254	692
Income tax (expense)	227	(158)	(192)	575
Net income	$958	$92	$2,468	$2,717

Net income attributable to:
Limited partners	$48	$(23)	$136	$660
General partner	-	-	-	-
Non-controlling interests:
Limited partner units of the operating partnership held by Brookfield Asset Management Inc.	84	(38)	233	1,103
Limited partner units of Brookfield Office Properties Exchange LP	2	(1)	6	30
Interests of others in operating subsidiaries and properties	824	154	2,093	924
	$958	$92	$2,468	$2,717

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RECONCILIATION OF NON-IFRS MEASURES

	Three Months Ended Dec. 31,		Twelve Months Ended Dec. 31,
(US$ Millions)	2017	2016	2017	2016
Commercial property and hospitality revenue	$1,515	$1,338	$5,840	$5,185
Direct commercial property and hospitality expense	(707)	(639)	(2,696)	(2,430)
NOI	808	699	3,144	2,755
Investment and other revenue	63	25	295	167
Share of equity accounted income excluding fair value gains	230	252	879	880
Interest expense	(492)	(434)	(1,967)	(1,681)
General and administrative expense	(160)	(154)	(614)	(569)
Investment and other expense	(15)	-	(138)	(1)
Depreciation and amortization of non-real estate assets	(7)	(10)	(31)	(28)
Non-controlling interests of others in operating subsidiaries and properties in FFO	(180)	(126)	(695)	(628)
FFO	247	252	873	895
Depreciation and amortization of non-real estate assets, net(1)	7	8	27	26
Transaction costs(1)	15	10	41	44
Gains/losses on disposition of non-investment properties(1)	1	(15)	-	(46)
Imputed Interest(2)	16	-	38	-
FFO from GGP Warrants(3)	-	13	38	48
Company FFO	$286	$268	$1,017	$967

FFO	247	252	873	895
Depreciation and amortization of real estate assets	(67)	(42)	(244)	(212)
Fair value (losses) gains, net	537	(17)	1,254	692
Share of equity accounted income - Non FFO	(166)	(69)	82	139
Income tax (expense) benefit	227	(158)	(192)	575
Non-controlling interests of others in operating subsidiaries and properties in non-FFO	(644)	(28)	(1,398)	(296)

Non-controlling interests of others in operating subsidiaries and properties	824	154	2,093	924
Net income	$958	$92	$2,468	$2,717

(1)	Presented net of non-controlling interests on a proportionate basis.
(2)	Represents imputed interest on commercial developments accounted for under the equity method under IFRS.
(3)	Represents incremental FFO that would have been attributable to the Partnership's shares of GGP, if all outstanding warrants of GGP had been exercised including the dilution to FFO as a result of the issuance of additional common shares by GGP to give effect to the warrant exercise. Prior to the third quarter of 2017, the adjustment assumed net settlement of the outstanding warrants. For the third quarter 2017, the adjustment is based on the cash settlement for all applicable warrants to reflect the Partnership’s settlement of the warrants on such a basis. The warrants were exercised in the fourth quarter of 2017.

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NET INCOME PER UNIT

	Three months ended
	Dec. 31, 2017			Dec. 31, 2016
(US$ Millions, except per unit amounts)	Net income attributable to Unitholders	Average number of units	Per unit	Net income attributable to Unitholders	Average number of units	Per unit
Basic	$134	703.5	$0.19	$(62)	710.0	$(0.09)
Number of units on conversion of preferred shares(1)	-	70.0	-	-	70.0	-
Basic per IFRS	134	773.5	0.17	(62)	780.0	(0.08)
Dilutive effect of conversion of capital securities and options(2)	-	0.3	-	-	0.1	-
Fully-diluted per IFRS	$134	773.8	$0.17	$(62)	780.1	$(0.08)

(1)	IFRS requires the inclusion of preferred shares that are mandatorily convertible into units at a price of $25.70 without an add back to earnings of the associated carry on the preferred shares.
(2)	For the three months ended December 31, 2017, the conversion of capital securities was anti-dilutive and therefore excluded from the calculation of fully-diluted net income per IFRS.

	Three months ended
	Dec. 31, 2017			Dec. 31, 2016
(US$ Millions, except per unit amounts)	Net income attributable to Unitholders	Average number of units	Per unit	Net income attributable to Unitholders	Average number of units	Per unit
Basic per management	$134	703.5	$0.19	$(62)	710.0	$(0.09)
Dilutive effect of conversion of preferred shares(1)	29	70.0	0.41	29	70.0	0.41
Dilutive effect of conversion of capital securities and options	5	17.2	0.29	9	31.1	0.29
Fully-diluted per management	$168	790.7	$0.21	$(24)	811.1	$(0.03)

(1)	Represents preferred shares that are mandatorily convertible into units at a price of $25.70 and the associated carry.

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NET INCOME PER UNIT

	Twelve months ended
	Dec. 31, 2017			Dec. 31, 2016
(US$ Millions, except per unit amounts)	Net income attributable to Unitholders	Average number of units	Per unit	Net income attributable to Unitholders	Average number of units	Per unit
Basic	$375	704.7	$0.53	$1,793	710.8	$2.52
Number of units on conversion of preferred shares(1)	-	70.0	-	-	70.0	-
Basic per IFRS	375	774.7	0.48	1,793	780.8	2.30
Dilutive effect of conversion of capital securities and options(2)	-	1.2	-	39	34.8	1.12
Fully-diluted per IFRS	$375	775.9	$0.48	$1,832	815.6	$2.25

(1)	IFRS requires the inclusion of preferred shares that are mandatorily convertible into units at a price of $25.70 without an add back to earnings of the associated carry on the preferred shares.
(2)	For the twelve months ended December 31, 2017, the conversion of capital securities was anti-dilutive and therefore excluded from the calculation of fully-diluted net income per IFRS.

	Twelve months ended
	Dec. 31, 2017			Dec. 31, 2016
(US$ Millions, except per unit amounts)	Net income attributable to Unitholders	Average number of units	Per unit	Net income attributable to Unitholders	Average number of units	Per unit
Basic per management	$375	704.7	$0.53	$1,793	710.8	$2.52
Dilutive effect of conversion of preferred shares(1)	88	70.0	1.26	117	70.0	1.67
Dilutive effect of conversion of capital securities and options	27	24.5	1.10	39	34.8	1.12
Fully-diluted per management	$490	799.2	$0.61	$1,949	815.6	$2.39

(1)	Represents preferred shares that are mandatorily convertible into units at a price of $25.70 and the associated carry.

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